UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	November	,	2012
Commission File Number	001-31930
Atlatsa Resources Corporation
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Consolidated Interim Financial Statements for the three and nine months ended September 30, 2012.
2.	Management's Discussion and Analysis for the three and nine months ended September 30, 2012.
3.	Canadian Form 52-109F2-Certification of Interim Filings – CEO.
4.	Canadian Form 52-109F2-Certification of Interim Filings – CFO.

Document 1

(PREVIOUSLY ANOORAQ RESOURCES CORPORATION)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2012

(Unaudited)

(Expressed in Canadian Dollars unless otherwise stated)

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Condensed Consolidated Interim Statements of Financial Position
As at 30 September 2012
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

			Audited
	Note	30 September 2012	31 December 2011
Assets

Non-current assets

Property, plant and equipment	5	751,478,650	798,924,420
Capital work-in-progress	6	27,801,652	20,826,290
Intangible assets	7	1,054,960	1,895,205
Mineral property interests		8,104,966	8,268,783
Goodwill		10,356,648	10,994,115
Platinum producers’ environmental trust		3,157,818	2,927,591
Other non-current assets		251,108	367,825

Total non-current assets		802,205,802	844,204,229

Current assets

Assets classified as held for sale		3,874,024	4,101,654
Inventories		1,908,428	787,084
Trade and other receivables		33,742,681	27,048,591
Current tax receivable		128,217	136,109
Cash and cash equivalents		14,601,259	15,945,008
Restricted cash		536,510	786,291

Total current assets		54,791,119	48,804,737

Total assets		856,996,921	893,008,966

Equity and Liabilities

Equity

Share capital		71,967,083	71,967,083
Treasury shares		(4,991,726)	(4,991,726)
Convertible preference shares		162,910,000	162,910,000
Foreign currency translation reserve		(11,876,393)	(11,238,333)
Share-based payment reserve		24,548,599	24,042,711
Accumulated loss		(220,506,130)	(245,448,316)

Total equity attributable to equity holders of the Group		22,051,433	(2,758,581)

Non-controlling interest		247,387,578	(25,326,683)

Total equity		269,439,011	(28,085,264)

Liabilities

Non-current liabilities

Loans and borrowings	8	402,603,015	744,456,487
Deferred taxation		149,805,528	144,032,213
Provisions		8,387,702	8,383,708

Total non-current liabilities		560,796,245	896,872,408

Current liabilities

Trade and other payables		25,928,921	23,125,587
Short-term portion of loans and borrowings		832,744	1,096,235

Total current liabilities		26,761,665	24,221,822

Total liabilities		587,557,910	921,094,230

Total equity and liabilities		856,996,921	893,008,966

Approved by the Board of Directors on 14 November 2012

/s/ Harold Motaung	/s/ Fikile De Buck

Harold Motaung (Director)	Fikile De Buck (Director)

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Condensed Consolidated Interim Statements of Comprehensive Loss
For the periods ended 30 September 2012
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 30 September		Nine months ended 30 September
		2012	2011	2012	2011
Revenue		43,936,126	45,278,023	116,747,710	111,892,648
Cost of sales		(54,107,943)	(54,978,429)	(159,929,308)	(158,742,449)

Gross loss		(10,171,817)	(9,700,406)	(43,181,598)	(46,849,801)

Administrative expenses		(3,597,531)	(4,960,444)	(11,779,245)	(19,559,923)
Other income		28,509	31,764	87,890	86,002
Fair value gain on recognition of consolidated facility		107,553,023	-	107,553,023	-

Operating profit/(loss)		93,812,184	(14,629,086)	52,680,070	(66,323,722)

Finance income		7,068	165,373	267,069	593,193
Finance expense		(23,899,918)	(22,047,827)	(69,948,366)	(70,378,830)

Net finance expense		(23,892,850)	(21,882,454)	(69,681,297)	(67,785,637)

Profit/(loss) before income tax		69,919,334	(36,511,540)	(17,001,227)	(136,109,359)

Income tax		(20,124,229)	6,388,055	(14,882,302)	23,763,255

Profit/(loss) for the period		49,795,105	(30,123,515)	(31,883,529)	(112,346,104)

Other comprehensive income/(loss)

Foreign currency translation differences for foreign operations		(2,668,455)	(1,243,599)	(903,661)	(8,521,052)

Effective portion of changes in fair value of cash flow hedges		-	-	-	1,602,501

Reclassification to profit or loss on settlement of cash flow hedge		-	-	-	2,521,654

Other comprehensive loss for the period, net of income tax		(2,668,455)	(1,243,599)	(903,661)	(4,126,897)

Total comprehensive income/(loss) for the period		47,126,650	(31,367,114)	(32,787,190)	(116,473,001)

Profit/(loss) attributable to:

Owners of the Company		67,548,621	(15,984,182)	24,942,186	(62,873,240)
Non-controlling interest		(17,753,516)	(14,139,333)	(56,825,715)	(49,472,864)

Profit/(loss) for the period		49,795,105	(30,123,515)	(31,883,529)	(112,346,104)

Total comprehensive income/(loss) attributable to:

Owners of the Company		70,067,870	(17,571,170)	28,286,796	(64,738,226)
Non-controlling interest		(22,941,220)	(13,795,944)	(61,073,986)	(51,734,775)

Total comprehensive income/(loss) for the period		47,126,650	(31,367,114)	(32,787,190)	(116,473,001)

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Condensed Consolidated Interim Statements of Changes in Equity
For the period ended 30 September 2012
(Unaudited - Expressed in Canadian Dollars)

	Attributable to equity holders of the Company
	Share Capital	Treasury Shares	Convertible preference shares	Foreign currency translation reserve	Share-based payment reserve	Hedging reserve	Accumulated loss	Total	Non-controlling interest	Total
For the period ended 30 September 2011

Balance at 1 January 2011	71,852,588	(4,991,726)	162,910,000	(5,197,843)	22,032,571	(4,124,155)	(163,519,502)	78,961,933	42,404,014	121,365,947

Total comprehensive income/(loss) for the period

Loss for the period	-	-	-	-	-	-	(62,873,240)	(62,873,240)	(49,472,864)	(112,346,104)

Other comprehensive income/(loss)

Foreign currency translation differences	-	-	-	(5,920,069)	(69,072)	-	-	(5,989,141)	(2,261,911)	(8,251,052)

Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	1,602,501	-	1,602,501	-	1,602,501

Reclassification to profit or loss on settlement of cash flow hedge	-	-	-	-	-	2,521,654	-	2,521,654	-	2,521,654

Total other comprehensive income/(loss)	-	-	-	(5,920,069)	(69,072)	4,124,155	-	(1,864,986)	(2,261,911)	(4,126,897)

Total comprehensive income/(loss) for the period	-	-	-	(5,920,069)	(69,072)	4,124,155	(62,873,240)	(64,738,226)	(51,734,775)	(116,473,001)

Transactions with owners, recorded directly in equity

Contributions by and distributions to owners

Common shares issued	114,495	-	-	-	(51,495)	-	-	63,000	-	63,000

Share-based payment transactions	-	-	-	-	2,102,499	-	-	2,102,499	-	2,102,499

Total contributions by and distributions to owners	114,495	-	-	-	2,051,004	-	-	2,165,499	-	2,165,499

Balance at 30 September 2011	71,967,083	(4,991,726)	162,910,000	(11,117,912)	24,014,503	-	(226,395,742)	16,389,206	(9,330,761)	7,058,445

For the period ended 30 September 2012

Balance at 1 January 2012	71,967,083	(4,991,726)	162,910,000	(11,238,333)	24,042,711	-	(245,448,316)	(2,758,581)	(25,326,683)	(28,085,264)

Acquisition of shares Bokoni Holdco	-	-	-	-	-	-	-	-	197,477,602	197,477,602

Total comprehensive income/(loss) for the period

Income/(loss) for the period	-	-	-	-	-	-	24,942,186	24,942,186	(56,825,715)	(31,883,529)

Other comprehensive income/(loss)

Foreign currency translation differences	-	-	-	(638,060)	(265,601)	-	-	(903,661)	4,248,271	3,344,610

Total comprehensive income/(loss) for the period	-	-	-	(638,060)	(265,601)	-	24,942,186	24,038,525	(52,577,444)	(28,538,919)

Transactions with owners, recorded directly in equity

Contributions by and distributions to owners

Share-based payment transactions	-	-	-	-	771,489	-	-	771,489	-	771,489

Fair value gain on de-recognition of debt facility	-	-	-	-	-	-	-	-	127,814,103	127,814,103

Total contributions by and distributions to owners	-	-	-	-	771,489	-	-	771,489	127,814,103	128,585,592

Balance at 30 September 2012	71,967,083	(4,991,726)	162,910,000	(11,876,393)	24,548,599	-	(220,506,130)	22,051,433	247,387,578	269,439,011

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Condensed Consolidated Interim Statements of Cash Flows
For the periods ended 30 September 2012
(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended 30 September		Nine months ended 30 September

		2012	2011	2012	2011
Cash flows from operating activities

Cash utilised by operations	9	(10,825,322)	(16,657,875)	(29,878,815)	(38,275,012)
Interest received		60,034	118,339	210,969	449,781
Interest paid		(20)	-	(105)	(523,153)
Taxation paid		-	-	(34,604)	-

Cash utilised by operating activities		(10,765,308)	(16,539,536)	(29,702,555)	(38,348,384)

Cash flows from investing activities

Acquisition of property, plant and equipment	5	-	(2,249)	(2,620)	(2,249)
Acquisition of capital-work-in-progress	6	(14,246,178)	(5,863,788)	(33,881,767)	(20,352,762)
Acquisition of intangible assets	7	-	-	-	(242,177)
Investment in environmental trusts		(114,001)	(96,005)	(353,924)	(396,032)

Cash utilised by investing activities		(14,360,179)	(5,962,087)	(34,238,311)	(20,993,265)

Cash flows from financing activities

Settlement of interest rate swap	8	-	-	-	(3,691,604)
Funding loan raised – RPM	8	315,612,211	-	315,612,211	3,691,604
Long term borrowings raised – OCSF		25,663,980	20,465,542	64,300,573	52,447,321
Proceeds on issue of Bokoni Holdings shares		197,477,614	-	197,477,614	-
Redemption of A Preference shares		(401,782,311)	-	(401,782,311)	-
Repayment of long term borrowings – OCSF		(110,074,287)	-	(110,074,287)	-
Repayment of funding loan – RPM		(1,233,228)	-	(1,233,228)	-
Repayment of other loans		(203,940)	-	(859,611)	(492,311)
Other loans raised		-	69,200	-	69,200
Common shares issued		-	-	-	63,000

Cash generated from financing activities		25,460,039	20,534,742	63,440,961	52,087,210
Effect of foreign currency translation		(629,026)	(1,426,159)	(843,844)	(2,663,165)
Net decrease in cash and cash equivalents		(294,474)	(3,393,040)	(1,343,749)	(9,917,604)

Cash and cash equivalents, beginning of period		14,895,733	19,240,026	15,945,008	25,764,590

Cash and cash equivalents, end of period		14,601,259	15,846,986	14,601,259	15,846,986

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 30 September 2012
(Unaudited - Expressed in Canadian Dollars)

1.	REPORTING ENTITY

Atlatsa Resources Corporation (the "Company" or "Atlatsa") is incorporated in the Province of British Columbia, Canada.  The condensed consolidated interim financial statements of the Company as at and for the three and six months ended 30 June 2012 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interests in associates and jointly controlled entities.

2.	GOING CONCERN

The condensed consolidated interim financial statements are prepared on the basis that the Group will continue as a going concern which contemplates the realisation of assets and settlement of liabilities in the normal course of operations as they become due.

As a result of the acquisition of the operating mine in 2009, the Group secured various funding arrangements including securing a long-term credit facility, the Operating Cash Flow Shortfall Facility (“OCSF”), with Rustenburg Platinum Mines Limited (“RPM”) for an amount of $183.2 million (ZAR 1,470 million). The facility is used to fund operating cash and capital requirements for an initial period of three years. As at 30 June 2012, the Group utilised $177.1 million (ZAR 1,421 million), excluding interest, thereof to fund operating requirements from 1 July 2009 as the mining operations are not currently generating sufficient cash flows to fund operations and operational projects. In addition, RPM has extended the terms of the OCSF facility to fund cash shortfalls up to 31 August 2013. The Group has no obligation to repay interest and capital on its outstanding loans and borrowings during the next 12 months.  With effect from September 28, 2012 RPM and the Group agreed to consolidate all of the above mentioned RPM debt facilities into one single debt facility (“consolidated debt facility”) as part of the Group’s Restructure Plan.

As a result of securing the consolidated debt facility, the directors expect that cash flows from mining operations, together with funds available from the consolidated debt facility  will be sufficient to meet immediate ongoing operating and capital cash requirements of the Group, and accordingly the financial statements have been prepared on a going concern basis.

The Company is in the process of completing the Restructure Plan which will, among others, significantly reduce Group debt and thereby improve its financial position.

3.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim FinancialReporting and the AC 500 Standards as issued by the Accounting Practices Board or its successor. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2011. The consolidated financial statements of the Group as at and for the year ended 31 December 2011 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2011, except for the following standards and interpretations adopted in the current financial year:

	•	Amendments to IAS12, Deferred Tax: Recovery of underlying assets

There was no significant impact on these condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

Standards and interpretations issued but not yet effective and applicable to the Group:

	•	Amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income (1 July 2012)

	•	Amendments to IAS 19, Employee benefits: Defined benefit plans (effective 1 January 2013)

	•	IAS 27, Separate Financial Statements (effective 1 January 2013)

	•	IAS 28, Investment in Associates and Joint ventures (effective 1 January 2013)

	•	IAS 32, Offsetting Financial Assets and Financial Liabilities (1 January 2014)

	•	Amendments to IFRS 7, Disclosures – Offsetting Financial Assets and Financial Liabilities (1 January 2013)

	•	IFRS 9, Financial Instruments (effective 1 January 2015)

	•	IFRS 9, Additions to IFRS 9 Financial instruments (effective 1 January 2015)

	•	IFRS 10, Consolidated Financial Statements (effective 1 January 2013)

	•	IFRS 11, Joint Arrangements (effective 1 January 2013)

	•	IFRS 12, Disclosure of Interests in Other Entities (effective 1 January 2013)

	•	IFRS 13, Fair Value Measurement (effective 1 January 2013)

	•	IFRIC 20, Stripping costs in the Production Phase of a Surface Mine (effective 1 January 2013)

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 30 September 2012
(Unaudited - Expressed in Canadian Dollars)

Nine months ended 30 September	Year ended 31 December
2012	2011

5.	PROPERTY, PLANT AND EQUIPMENT

Summary

Cost

Balance at beginning of period	876,764,628	1,032,647,854
Additions	1,873,596	2,238
Transferred from capital work-in-progress	25,841,779	17,168,350
Disposals	(955)	(1,087,212)
Adjustment to rehabilitation assets	-	1,050,670
Effect of translation	(52,192,745)	(173,017,272)
Balance at end of period	852,286,303	876,764,628

Accumulated depreciation and impairment losses

Balance beginning of period	77,840,208	47,741,321
Depreciation for the period	28,894,608	42,075,759
Disposals	(361)	(748,144)
Effect of translation	(5,926,802)	(11,228,728)
Balance at end of period	100,807,653	77,840,208

Carrying value	751,478,650	798,924,420

6.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

Balance at beginning of period	20,826,290	10,311,973
Additions	33,881,767	28,678,042
Transfer to property, plant and equipment	(27,712,756)	(17,168,350)
Capitalisation of borrowing costs	2,434,787	1,777,431
Effect of translation	(1,628,436)	(2,772,806)
Balance at end of period	27,801,652	20,826,290

Capital work-in-progress is funded through cash generated from operations and available loan facilities.

7.	INTANGIBLE ASSETS

Cost
Balance at beginning of period	3,113,175	3,473,000
Additions	-	236,304
Effect of translation	(180,509)	(596,129)
Balance at end of period	2,932,666	3,113,175
Accumulated amortisation and impairment losses
Balance beginning of period	1,217,970	192,944
Amortisation for the period	767,921	1,148,618
Effect of translation	(108,185)	(123,592)
Balance at end of period	1,877,706	1,217,970
Carrying value	1,054,960	1,895,205

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 30 September 2012
(Unaudited - Expressed in Canadian Dollars)

Nine months ended 30 September 2012	Year ended 31 December 2011

8.	LOANS AND BORROWINGS

Redeemable “A” preference shares (related party)	-	392,191,315

Rustenburg Platinum Mines – Funding loans (related party)	-	172,650,283

Rustenburg Platinum Mines – Consolidated facility (related party)	398,015,456	-

Rustenburg Platinum Mines – OCSF (related party)	-	172,991,980

Rustenburg Platinum Mines – Interest free loan (related party)	3,428,849	3,639,900

Rustenburg Platinum Mines – commitment fees (related party)	-	1,298,865

Other	1,991,454	2,780,379
	403,435,759	745,552,722
Short-term portion

Other	(832,744)	(1,096,235)
	(832,744)	(1,096,235)
Non-current liabilities	402,603,015	744,456,487

The carrying value of the Group’s loans and borrowings changed during the period as follows:

Balance at beginning of the period	745,552,722	716,936,362

Rustenburg Platinum Mine – OCSF	64,300,573	64,851,418

Loans repaid – Rustenburg Platinum Mines	(111,307,514)	-

Loans repaid - other	(859,611)	(716,317)

Commitment fee capitalised	(84,282)	(394,063)

Finance expenses accrued	71,867,740	88,648,310

Funding loan raised – Rustenburg Platinum Mine (related party)	315,612,211	3,691,604

Redemption of A Preference shares	(401,782,311)

Capitalisation transaction costs written-off	-	3,834,378

Commitment fee liability	84,282	394,063

Interest rate swap adjustment	-	355,852

De-recognition of OCSF and Senior funding loan	(682,365,807)	-

Recognition of consolidated facility	682,365,807	-

Fair value gain on recognition of consolidated facility	(230,105,911)	-

Other	-	86,937

Effect of translation	(49,842,140)	(132,135,822)

Balance at end of the period	403,435,759	745,552,722

Short-term portion

Other	(832,744)	(1,096,235)

	(832,744)	(1,096,235)
Non-current portion	402,603,015	744,456,487

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 30 September 2012
(Unaudited - Expressed in Canadian Dollars)

Senior Term Loan Facility and Rustenburg Platinum Mines – OCSF

On 28 September 2012, Atlatsa entered into an Amendment and Interim Implementation Agreement pursuant to which Atlatsa implemented the first phase of the broader restructuring, recapitalization and refinancing transaction, which was first announced by Atlatsa in a news release dated February 2, 2012.

The first phase of the Restructure Plan involved an amendment to the terms of the Senior Term Loan Facilities Agreement (now a consolidated facility) dated June 12, 2009 between Plateau, as borrower and RPM, as lender to increase the total loan facility available by approximately $313 million (ZAR2.65 billion). The additional loan proceeds were used to repay the existing OCSF and fund share subscriptions by Plateau into Bokoni Holdco and by Bokoni Holdco into Bokoni Mine (the “Share Subscriptions”) for the purpose of repayment of certain existing loan facilities by Plateau, Bokoni Holdco and Bokoni Mine.

The interest rate payable on the debt owing will be reduced to an annual effective rate of 6.23% (linked to the 3-month JIBAR) from the current effective rate of 12.31%.

Three months ended 30 September	Nine months ended 30 September

2012	2011	2012	2011

9.	CASH UTILISED BY OPERATIONS

Loss before income tax	69,919,334	(36,511,540)	(17,001,227)	(136,109,359)
Adjustments for:
Finance expense	23,899,918	22,047,827	69,948,366	70,378,830
Finance income	(7,068)	(165,373)	(267,069)	(593,193)
Non-cash items:
Depreciation and amortisation	10,150,446	10,782,132	29,662,529	33,149,385
Equity settled share-based compensation	79,064	461,503	572,565	2,102,499
Loss on disposal of property, plant and equipment	594	-	594	17,752
Fair value gain on recognition of new facility	(107,553,023)	-	(107,553,023)	-
Profit and loss impact of cash flow hedge	-	-	-	2,614,359
Cash utilised before ESOP transactions	(3,510,735)	(3,385,451)	(24,637,265)	(28,439,727)
ESOP cash transactions (restricted cash)	-	-	258,156	-
Cash utilised before working capital changes	(3,510,735)	(16,379,859)	(24,379,109)	(25,027,993)
Working capital changes
Increase in trade and other receivables	(6,857,336)	(11,255,000)	(8,681,157)	(4,940,473)
Increase/(decrease) in trade and other payables	786,889	(1,605,551)	4,408,454	(4,166,937)
Increase in inventories	(1,244,141)	(411,873)	(1,227,003)	(727,875)
Cash utilised by operations	(10,825,322)	(16,657,875)	(29,878,815)	(38,275,012)

10.	SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO (the Group’s chief operating decision maker) reviews internal management reports monthly.  The following summary describes the operations in each of the Group’s reportable segments:

●	Bokoni Mine - Mining of PGM’s.
●	Projects - Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.

The majority of operations and functions are performed in South Africa.  An insignificant portion of administrative functions are performed in the Company’s country of domicile.

The CEO considers earnings before net finance expense, income tax, depreciation and amortisation (“EBITDA”) to be an appropriate measure of each segment’s performance. Accordingly, the EBITDA for each segment is included in the segment information. All external revenue is generated by the Bokoni Mine segment.

	Nine months ended 30 September

	2012			2011

	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(23,494,677)	(33,876)	(23,528,553)	(24,946,917)	(587,002)	(25,533,919)	(i)
Total Assets	868,134,086	3,239,657	871,373,743	932,911,055	9,951,787	942,862,842	(ii)

ATLATSA RESOURCES CORPORATION (PREVIOUSLY ANOORAQ RESOURCES CORPORATION)
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 30 September 2012
(Unaudited - Expressed in Canadian Dollars)

	Three months ended 30 September
	2012			2011

	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	(3,283,454)	(2,940)	(3,286,394)	(2,513,945)	(40,970)	(2,554,915)	(i)

		2012	2011
(i)	EBITDA – nine months ended
	EBITDA for reportable segments	(23,528,553)	(25,533,919)
	Net finance expense	(69,681,297)	(69,785,637)
	Depreciation and amortisation	(29,662,529)	(33,149,385)
	Corporate and consolidation adjustments	101,416,042	(7,640,418)
	Consolidated loss before income tax	(21,456,337)	(136,109,359)

	EBITDA - three months ended
	EBITDA for reportable segments	(3,286,394)	(2,554,915)
	Net finance expense	(23,892,850)	(21,882,454)
	Depreciation and amortisation	(10,504,446)	(10,782,132)
	Corporate and consolidation adjustments	103,147,914	(1,292,039)
	Consolidated loss before income tax	65,464,224	(36,511,540)

(ii)	Total assets
	Assets for reportable segments	871,373,743	942,862,842
	Corporate and consolidation adjustments	(99,895,780)	(16,409,332)
	Consolidated total assets	751,477,963	926,453,510

11.	EARNINGS PER SHARE

The basic and diluted earnings/(loss) per share for the three and nine months ended 30 September 2012 was 16 cents (2011: (4) cents) and 6 cents (2011: (15) cents) respectively.

The calculation of basic and diluted earnings/(loss) per share for the three months ended 30 September 2012 of 16 cents (2011: (4) cents) is based on the earnings/(loss) attributable to owners of the Company of $67,548,621 (2011: ($15,984,182)) and a weighted average number of basic shares of 424,791,411 (2011: 424,764,699).

The calculation of basic earnings/(loss) per share for the nine months ended 30 September 2012 of 6 cents (2011: (15) cents) is based on the earnings/(loss) attributable to owners of the Company of $24,942,186 (2011: ($62,873,240)) and a weighted average number of shares of 424,791,411 (2010: 424,764,699).

Share options have no dilutive effect.

12.	SUBSEQUENT EVENTS

There have been no events that have occurred after the reporting date that would have a material impact on the reported results.

Document 2

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

T A B L E   O F   C O N T E N T S

1.1	Date	2
1.2	Overview	4
1.3	Market Trends and Outlook	13
1.4	Discussion of Operations	14
1.5	Liquidity	18
1.6	Capital Resources	19
1.7	Off-Balance Sheet Arrangements	21
1.8	Transactions with Related Parties	21
1.9	Summary of Quarterly Results	22
1.10	Proposed Transactions	23
1.11	Critical Accounting Estimates	23
1.12	Changes in Accounting Policies	26
1.13	Financial Instruments and Risk Management	27
1.14	Other MD&A Requirements	33
1.15	Internal Controls over Financial Reporting Procedures	33
1.16	Disclosure of Outstanding Share Data	34

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

1.1       Date

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2012 and the annual consolidated financial statements of Atlatsa Resources Corporation (previously Anooraq Resources Corporation) (“Atlatsa” or the “Company”, and should be read as including its subsidiaries where the context requires) for the years ended December 31, 2011, 2010 and 2009, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which are publicly available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov. This MD&A is prepared as of November 14, 2012.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws.  Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements.  See “Cautionary Note Regarding Forward-Looking Statements”.

All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified.

The closing South African Rand (“ZAR”) to $ exchange rate for the three months ended September 30, 2012 was ZAR8.43=$1.

Additional information about Atlatsa, including Atlatsa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (“Form 20-F”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. All statements in this MD&A, other than statements of historical facts, that address the proposed Bokoni Group (as defined below) restructuring and refinancing transaction, potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Atlatsa’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including assumptions that: the proposed Bokoni Group (as defined below) restructuring transaction will be completed on favorable terms and in a timely manner; the Bokoni Mine (as defined below) will increase production levels from the previous years; the Ga-Phasha Project (as defined below; also described below under the heading “Restructure Plan”), Boikgantsho Project (as defined below; also described below under the heading “Restructure Plan”), Kwanda Project (as defined below) and Platreef project exploration results will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labor slowdowns or strikes are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the failure to implement the proposed Bokoni Group restructuring  transaction (as described below under the heading “Restructure Plan”) on favorable terms, or at all, fluctuations in market prices, the levels of exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation, continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes, industrial unrest and strikes, political instability, insurrection or war, the effect of HIV/AIDS on labor force availability and turnover, and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in Atlatsa’s Form 20-F.

Atlatsa advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Atlatsa or persons acting on its behalf. Atlatsa assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Atlatsa files from time to time with, or furnishes to, applicable Canadian securities regulators and the SEC.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. Atlatsa advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) for identification of “reserves” are not the same as those of the SEC, and reserves reported by Atlatsa in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. Atlatsa advises investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Cautionary Note to Investors Concerning Technical Review of Bokoni Mine, Ga-Phasha Project and Boikgantsho Project

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of Bokoni Mine, Ga-Phasha Project and Boikgantsho Project. Some of the mineralized material classified as a measured and indicated resource

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012 has been used in the cash flow analysis. For U.S. mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify this part of Bokoni Mine’s, Ga-Phasha Project’s and Boikgantsho Project’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years, and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2       Overview

Atlatsa is engaged in mining, exploration and development of platinum group metals (“PGM”) mineral deposits located in the Bushveld Igneous Complex (“BIC”), South Africa. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of the annual primary platinum supply to international markets.

Effective July 1, 2009, the Company transformed from an exploration and development company into a PGM producer. Atlatsa, through its wholly owned South African subsidiary, Plateau Resources (Proprietary) Limited (“Plateau”), acquired an indirect 51% controlling interest and management control of Bokoni Platinum Mines (Proprietary) Limited (“Bokoni” or “the Bokoni Mine”) (formerly Lebowa Platinum Mine) and several PGM projects, including the advanced stage Ga-Phasha PGM project (“Ga-Phasha Project”), the Boikgantsho PGM project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”). These controlling interests were acquired through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings (Proprietary) Limited (“Bokoni Holdco”), the holding company of Bokoni Mine and the other project companies (collectively, the “Bokoni Group”) on July 1, 2009, referred to as “the Bokoni Transaction”.

Atlatsa’s objective is to become a significant PGM producer with a substantial and diversified PGM asset base, including production and exploration assets. The acquisition of the controlling interest in Bokoni Holdco was the first stage of advancing Atlatsa’s PGM production strategy and resulted in Atlatsa controlling a significant estimated mineral resource base of approximately 200 million PGM ounces, the third largest PGM mineral resource base in South Africa. Of this, approximately 102 million PGM ounces is directly attributable to Atlatsa.  On implementation of the Bokoni Transaction, Atlatsa assumed management control over the Bokoni Group operations. Anglo American Platinum

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

Limited (“Anglo Platinum”), a subsidiary of Anglo American plc, through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“RPM”), retained a 49% non-controlling interest in Bokoni Holdco. During the year ended December 31, 2011 (“Fiscal 2011”), Atlatsa and Anglo Platinum engaged in negotiations to refinance, restructure and recapitalize the Bokoni Group. In February 2012, Atlatsa and Anglo Platinum announced their strategic plan including the disposal of undeveloped PGM ounces to Anglo Platinum, the recapitalization and refinancing of Atlatsa and the Bokoni Group, together with accelerated production growth at Bokoni Mine (as described below under the heading “Restructure Plan”).

The Atlatsa corporate structure is depicted below and is illustrated on a fully diluted share basis, post-conversion of the “B” preference shares (as defined below):

* Black Economic Empowerment

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

The following are key financial consolidated performance highlights for Atlatsa for the three months ended September 30, 2012 (“Q3 2012”):

•
On September 28, 2012 the Company and Anglo Platinum announced the completion of the first phase (“Phase One”) of the restructure plan for the refinancing, recapitalisation and restructure of the Company and the Bokoni Group (“the Restructure Plan”). In terms of Phase One of the Restructure Plan, the Senior Term Loan Facilities Agreement dated June 12, 2009 (the “2009 Senior Debt Facility”) between Plateau as borrower, and RPM as lender, was amended to increase the total amount available, and this amount was utilised to repay the amounts owed to Anglo Platinum under the Operating Cash Shortfall Facility (“OCSF”) and to redeem the existing “A” Preference Share Facility that was outstanding in the capital of each of Plateau, Bokoni Holdco and Bokoni Mine.  These transactions resulted in all outstanding debt owing to Anglo Platinum being consolidated into one single facility (the “Consolidated Debt Facility”) on terms and conditions agreed between the parties, including an interest rate adjustment, which lowered the Company’s cost of borrowing from an effective annual interest rate of 12,31% to 6.23% (linked to the 3 month JIBAR rate) (referred to in this management discussion and analysis as the “Phase One Debt Consolidation”). As a result of this debt consolidation and associated interest rate adjustment the Company has recognised a fair value gain of $ 107,553,023 in its Q3, 2012 financial statements, representing the fair value difference between the Company’s new cost of borrowing under the Consolidated Debt Facility when compared to a market related cost of borrowing available to the Company. As a result of recognising this material fair value gain, the Company’s financial statements reflect an improved financial performance and position for Q3, 2012 when compared to previous financial quarters.

•
Atlatsa had an operating profit of $93.8 million and a profit before tax of $69.9 million for Q3 2012, compared to an operating loss of $14.6 million and a loss before tax of $36.5 million for the three months ended September 30, 2011 (“Q3 2011”). The profit is mostly related to the fair value gain of $107.6 million included in the operating profit.

•
The net profit (after tax) was $46.3 million for Q3 2012 as compared to a net loss (after tax) of $30.1 million for Q3 2011. The profit is mostly related to the fair value gain of $107.6 million included in the operating profit.

•
The basic and diluted earnings/(loss) per share for Q3 2012 was $0.16 as compared to ($0.04) for Q3 2011. The basic and diluted earnings/(loss) per share is based on the earnings/loss attributable to the shareholders of the Company of $67,5 million for Q3 2012 as compared to ($16.0) million for Q3 2011.

•
During Q3 2012, the Bokoni Mine produced 38,819 platinum, palladium, rhodium and gold (“4E”) ounces as compared to 33,499 4E ounces during Q3 2011. The increase in production is partially offset by the lower 4E basket price.

•	Atlatsa had cash outflows of $0.29 million for Q3 2012 as compared to cash outflows of $3.4 million for Q3 2011, which is a net decrease of $3.4 million.

Restructure Plan

On 2 February, 2012 the Company and Anglo Platinum announced that the parties had concluded a term sheet for the Restructure Plan.

The material terms of the Restructure Plan were announced in the Company’s news release dated 2 February, 2012. The net effect of the Restructure Plan is that the Company and the Bokoni Group will enter into a  series of transactions with Anglo Platinum which will result in the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to Anglo Platinum for a net consideration of ZAR 1,7 billion, together with an interest standstill

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012 arrangement in favour of the Company of approximately ZAR 300 million in relation to historical debt owing to Anglo Platinum. The cumulative effect of these transactions will result in the Company’s debt owing to Anglo Platinum being reduced by approximately ZAR 2 billion once the second phase (“Phase Two”) of the Restructure Plan has been completed. In addition to the historical debt reduction, Anglo Platinum has agreed to make additional debt available to the Company to finance its pro rata share of the Bokoni Mine operational and project plan going forward.

Subsequent to announcing the material terms of the Restructure Plan the Company announced that it, together with Anglo Platinum  and Bokoni Mine management, had undertaken a strategic review of the Bokoni Mine operations in order to assess the optimal mine plan for Bokoni Mine going forward. This review process has recently been completed and the parties are currently in discussion surrounding the optimal financing strategy to support such mine plan.

On 28 September, 2012 the Company announced that it, together with Anglo Platinum, had completed Phase One of the Restructure Plan, whereby the Company consolidated all of its debt owing to Anglo Platinum into the Consolidated Debt Facility and lowered its cost of borrowing as described above. Certain of the transactions completed as part of Phase One of the Restructure Plan are “related party transaction” pursuant to  Multilateral Instrument 61-101 – Protection of Minority Securityholders Interest in Special Transactions. Readers are referred to the Material Change report of the Company dated September 27, 2012 for more information regarding the related party aspects of the Phase One, including details of exemptions from valuation and shareholder approval requirement relied on by Atlatsa.

Anglo Platinum and the Company are currently in negotiations surrounding Phase Two of the Restructure Plan, including the finalization of definitive transaction agreements. These negotiations are taking into consideration the results of the Bokoni Mine review and its associated financing requirements. The recent illegal strike action at Bokoni Mine and its financial implications for the Bokoni Group will also be taken into considerations when finalizing Phase Two of the Restructure Plan.

For additional information on the above mentioned Restructure Plan please refer to the press releases of Atlatsa dated February 2, 2012, March 15, 2012, March 30, 2012, May 3, 2012, June 14, 2012, July 26, 2012, September 7, 2012, September 27, 2012, October 2, 2012 and October 22, 2012 as well as the material change reports filed on February 13, 2012 and September 27, 2012, all of which are available on SEDAR at www.sedar.com.

Illegal Strike action at Bokoni Mine

On 1 October, 2012 employees at Bokoni Mine embarked on illegal and unprotected strike action. No official demands were received by striking employees, other than a demand from a group of former employees who describe themselves as the leaders of the “Bokoni Labour Forum” (“BLF”), claiming that employees at the mine were no longer represented by its recognised Unions (NUM and TAWUSA) but rather by the BLF, as an elected employee representative group at Bokoni Mine.

Bokoni Mine obtained an order from the Labour Court in South Africa declaring the strike illegal.

Pursuant to such illegal action, Bokoni Mine advised the leaders of the BLF that it will not enter into any discussions with any grouping, other than recognized Trade Unions at Bokoni Mine and it issued an ultimatum to its employees to return to work by 6 October, 2012 or face dismissal.

On 6 October, 2012 a small number of the striking employees returned to work but claimed that they were prevented from resuming their operational duties for fear of intimidation and threats of violence. The balance of the employees who did not return to work were dismissed with effect from 6 October, 2012.

Further to effecting dismissals, a group of former employees under the leadership of the BLF

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012 committed various illegal acts at the Bokoni Mine premises, including acts of violence, damage and destruction of mine property and acts of intimidation.

On 9 October, 2012 the Company obtained an interdict order against the leaders of the BLF and others prohibiting such persons from entering into an unlawful march at Bokoni Mine, entering Bokoni Mine premises, inciting violence and intimidating workers at Bokoni Mine, failing which such persons may be held in contempt of court.

A number of the BLF leaders have been arrested and are presently out on bail facing criminal charges.

Given the level of intimidation and threats of violence by persons engaging in the illegal strike, Bokoni Mine has been unable to resume normal operations and there has been no operating activity at Bokoni Mine since 1 October, 2012, other than essential services.

During the period of the illegal strike action Bokoni Mine implemented a “no work, no pay” policy and the Company estimates that Bokoni Mine will lose approximately $0.6 million (ZAR5 million) in revenue per operating day lost during the illegal strike period and during the period which Bokoni Mine is unable to resume normal operations.

To date, Bokoni mine has lost approximately 15,000 PGM Oz of production as a result of the illegal strike action.

In an effort to resolve the strike and given the high level of intimidation at the mine preventing employees from returning to work,  the Company offered dismissed employees a return to work offer, which offer was open for acceptance  up until 1 November, 2012. As a result of interventions from Community leaders at Bokoni Mine, this offer was later extended to 6 November, 2012.

Notwithstanding the Community intervention and a last minute agreement between Community leaders and the BLF leaders on 1 November, 2012, the leaders of the BLF failed to honour such agreement and advised their members to reject the return to work offer. As a result, Bokoni has implemented termination of services affecting approximately 2,500 mine employees and commenced with administrative exit procedures for that purpose.

The Company and Bokoni Mine management continue to place the security of persons and property at Bokoni Mine as the primary concern during this period, whilst attempting to bring an end to all illegal activity affecting the Bokoni Group and ensure the resumption of normal operations at Bokoni Mine.

The financial and operational implications of the illegal strike will have a negative impact on the Company’s operational and financial performance going forward and will need to be contemplated between Anglo Platinum and the Company in their final analysis of Phase Two of the Company’s restructure plan.

Black Economic Empowerment

Atlatsa Holdings, Atlatsa’s majority shareholder, is a broad based Black Economic Empowerment (“BEE”) entity. Through the Atlatsa Holdings shareholding, Atlatsa remains compliant with the BEE equity requirements as contemplated by South African legislation and its associated charters regarding BEE equity holding requirements.

Environmental Matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”), which applies to all prospecting and mining operations, requires that these operations be carried out in accordance with

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012 generally accepted principles of sustainable development. It is a NEMA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

•	Premature closure

•	Planned decommissioning and closure

•	Post closure management of residual and latent environmental impacts

In respect of the Bokoni Mine (discussed in section 1.2.1 below), an external assessment to determine the environmental closure liability was undertaken in September 2011. As at September 30, 2012, the total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (undiscounted), was estimated to be $12.2 million.

Annual contributions are made to a dedicated environmental trust fund to fund the estimated cost of rehabilitation during and at the end of the mine’s life.

As at September 30, 2012, the amount invested in the environmental trust fund was $3.2 million (ZAR 26.6 million) as compared to $2.9 million (ZAR22.2 million) as at September 30, 2011 (December 31, 2011: $2.9 million (ZAR 23.3 million)). The shortfall of $9.0 million between the funds invested in the environmental trust fund and the estimated rehabilitation cost is covered through a guarantee from Anglo Platinum.

Atlatsa’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. Atlatsa has incurred, and expects to incur in future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

1.2.1    Bokoni Mine

The Bokoni Mine is an operating mine located on the north eastern limb of the BIC, to the north of and adjacent to the Ga-Phasha Project. The Bokoni Mine consists of two “new order” mining licenses covering an area of 15,459.78 hectares. The mining operation consists of a vertical shaft and three decline shaft systems to access underground mine development on the Merensky and UG2 reef horizons. The Bokoni Mine has installed road, water and power infrastructure, as well as two processing concentrators, sufficient to meet its operational requirements up to completion of its first phase growth plans to 160,000 tpm. The Bokoni Mine has an extensive shallow ore body, capable of supporting a life-of-mine plan that is estimated at 39 years. Current mining operations are being conducted at shallow depths, on average 200m below surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production for Q3 2012 averaged 108,242 tonnes milled per month (“tpm”) of ore from its UG2 and Merensky reef horizons, an increase of 12% from the three months ended June 30, 2012 production (“Q2 2012”). UG2 production is mined exclusively from the Middelpunt Hill shaft (“MPH”) which consists of four adits and two underground levels.  Merensky ore is produced from three shafts, namely: Vertical shaft, UM2 shaft and Brakfontein shaft. The Vertical shaft, which started in 1973, is the oldest of the three shafts and currently accounts for the bulk of the Merensky production. Production at Vertical shaft is expected to be maintained at 35,000 tpm for the medium term. Merensky production from the UM2 shaft is expected to be maintained at its current production levels of 10,000 tpm over the next three years. The new Brakfontein shaft is in a ramp up phase and is planned to increase from its current production levels of 30,000 tpm, to a steady state production level of 120,000

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012 tpm by 2018 (previously 2016 – extended as a result of a change in the life of mine plan). Production volumes at the MPH operations is currently around 30,000 tpm and is anticipated to be increased to 120,000 tpm through the Delta 80 expansion project.

Given the magnitude of the Bokoni Mine’s ore body, lying open at depth (above 650 meters) with its numerous attack points, management is of the view that the Bokoni Mine has the potential to be developed into a 250,000 tpm (380,000 PGM ounces per annum) steady state operation in the longer term.

The older Vertical and UM2 shafts make use of conventional mining methods for narrow tabular ore bodies. Ore broken in stopes is transported laterally by means of track bound equipment and then hoisted through a vertical shaft system at Vertical shaft and an incline shaft system at UM2 shaft. Bokoni will invest in maintenance of infrastructure at Vertical shaft to sustain mining at current rates for the next four to five years. Additional opportunities, such as vamping, will be employed to supplement volumes from these shafts. Further opportunities to increase the life-of-mine of these shafts will also be investigated in the short to medium term.

The new Brakfontein shaft is being developed on a semi-mechanized basis, using a hybrid mining method, whereby ore broken in stopes is loaded directly onto a strike conveyor belt and taken out of the mine through a main decline conveyer belt system. This results in less human intervention in the hoisting process and a resultant lower unit operating cost of production. Development of haulages and crosscuts are effected by means of mechanized mining methods, and stoping is conducted using hand held electric drilling machines.

The MPH shaft is being developed on the same basis as the Brakfontein shaft and the new Delta 80 project design is based largely on the Brakfontein layout and mine design.

The Bokoni Mine, at the current metal prices and United States Dollar (“US$”) exchange rate against the ZAR, is cash flow negative at an operational level (before depreciation and interest expense) as a result of the ramp up phase of the mine and operational issues (underperformance at certain shafts) currently being experienced. Management expects the Bokoni Mine to become cash flow positive after capital expenditure towards the end of 2015 if production levels increase and the commodity prices for the PGM basket and US$ exchange rate against the ZAR continue at current levels. See “Cautionary Note Regarding Forward-Looking Statements”.

The Company, together with Anglo Platinum and Bokoni Mine management, undertook a strategic review of the Bokoni Mine operations during Q2, 2012 and Q3, 2012 in order to assess the optimal mine plan for Bokoni Mine going forward. This review process has recently been completed and the parties are currently in discussion surrounding the optimal financing strategy to support such mine plan. The optimal mine plan for Bokoni includes an assessment of potential open cast mining projects identified as potential targets within the Bokoni Mine lease area.

Management of the Bokoni Operations

Plateau and RPM entered into a shareholders’ agreement (the “Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be Historically Disadvantaged Persons (“HDPs”) in South Africa. Atlatsa has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that Plateau's shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions until the expiry of a period from the closing date of the Bokoni Transaction to the earlier of (i) the date on which the BEE credits attributable to Anglo Platinum and/or arising as a result of the Bokoni Transaction become legally secure, and (ii) the date on which 74% of the scheduled principal repayments due by Plateau pursuant to the 2009 Senior Debt Facility are made in accordance with the debt repayment profile of the 2009 Senior Debt Facility.

On April 28, 2011, the Senior Lenders agreed with Plateau and Anglo Platinum that Anglo Platinum’s subsidiary, RPM, would acquire the outstanding amounts from the Senior Lenders in full, as Anglo Platinum indicated that it was willing to provide funding on more flexible terms and conditions and with more favorable pricing going forward. Pursuant to the broader refinancing transaction contemplated between Anglo Platinum and Atlatsa, effective April 28, 2011, RPM assumed all of the rights and obligations of SCB and RMB under the 2009 Senior Debt Facility (See the discussions in Section 1.2 – Overview and Section 1.5 – Liquidity, respectively).

On September 28, 2012, Bokoni Mine was party to certain of the agreements with respect to Phase One of the Restructure Plan pursuant to which Plateau and the  Bokoni group amended the  2009 Senior Debt Facility Agreement on terms and conditions agreed between the parties as part of the Phase One Debt Consolidation. This resulted in the repayment of the existing “A” Preference Share facility that was outstanding in the capital of each of Plateau, Bokoni Holdco and Bokoni Mine and the repayment in full of the OCSF between Plateau and RPM.

Pursuant to the terms of the shared services agreements, Anglo Platinum provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. Atlatsa, through Plateau, provides certain management services to Bokoni pursuant to service agreements entered into with effect from July 1, 2009.

Sale of Concentrate

The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to a sale of concentrate agreement (the “Concentrate Agreement”) entered into between Bokoni and RPM. The Concentrate Agreement has an initial five year term to July 1, 2014 and Plateau has the right to extend the Concentrate Agreement for a further five year term to July 1, 2019. Refer to Section 1.2 under subheading “Restructure Plan” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 which include, amongst others, the proposed extension of the Concentrate Agreement through to 2020 on the same terms and conditions. This will be part of the second phase of the proposed transaction.

Pursuant to the Concentrate Agreement, RPM receives metal-in-concentrate from the Bokoni Mine and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).

In addition, the Bokoni Holdco Shareholders Agreement also governs the initial sale of concentrate from the Ga-Phasha Project upon commencement of production.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

1.2.2    Ga-Phasha Project

As previously announced, management recently commissioned ExplorMine Consultants to prepare a NI 43-101 compliant technical report for the Ga-Phasha Project, a summary of which is provided in the MD&A for Fiscal 2011, and which is available on SEDAR at www.sedar.com.

Refer to Section 1.2 under subheading “Restructure Plan” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 which include, amongst others, the proposed sale of a portion of the Ga-Phasha Project. This will be part of the second phase of the proposed transaction.

1.2.3    Platreef Exploration Properties, Northern Limb

Atlatsa holds interests in mineral rights (or “farms”) covering 37,000 hectares that make up the Central Block, the Rietfontein Block, the Boikgantsho Project and the Kwanda Project (see below), collectively, known as the Platreef Properties.

Rietfontein Block

Atlatsa has entered into a settlement agreement (the “Settlement Agreement”) effective December 11, 2009 with Ivanhoe Nickel & Platinum Ltd. (“Ivanplats”) to replace and supersede the 2001 agreement relating to the Rietfontein property located on the northern limb of the BIC. The Settlement Agreement settles the arbitration process relating to disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Settlement Agreement are as follows:

•	Both parties abandon their respective claims under dispute forming the subject matter of arbitration.

•
The existing joint venture (“JV”) between the parties is amended such that the current Rietfontein JV is extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retain their existing prospecting rights in respect of mineral properties in their own names but make these rights and technical information available to the extended JV (“the Extended JV”).

•	Atlatsa will be entitled to appoint a member to the Extended JV technical committee and all technical programmes going forward will be carried out with input from Atlatsa.

•
Atlatsa is awarded a 6% free carried interest in the Extended JV, provided that the Extended JV contemplates an open pit mining operation, incorporating the Rietfontein mineral property. Atlatsa has no financial obligations under the Extended JV terms and Ivanplats is required to fund the entire exploration programme to feasibility study with no financial recourse to Atlatsa. On delivery of the feasibility study, Atlatsa may elect to either:

-	retain a participating interest of 6% in the Extended JV and finance its pro rata share of the project development going forward; or

-
relinquish its participating interest of 6% in the Extended JV in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JV mineral properties.

Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

Atlatsa is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

Kwanda Project

Atlatsa intends to continue its existing prospecting programs at the Kwanda Project in 2012 at a cost of approximately $0.2 million per annum.

1.2.4    Boikgantsho Project

As previously announced, management recently commissioned Kai Batla Mineral Industry Consultants to prepare a NI 43-101 compliant technical report for the Boikgantsho Project, a summary of which is provided in the MD&A for Fiscal 2011, and which is available on SEDAR at www.sedar.com. Refer to Section 1.2 under subheading “Restructure Plan” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 which include, amongst others, the proposed sale of the Boikgantsho Project. This will be part of the second phase of the proposed transaction.

1.3       Market Trends and Outlook

Outlook

Since the onset of the global financial crisis in mid 2008, PGM metal prices (in US$) (“PGM complex”) have remained volatile due to the linkage between the PGM complex and consumer demand for industrial goods, especially in the auto catalyst industry.   Given that the European economy has a significant impact on platinum demand, the PGM complex will likely remain volatile until the European economy stabilizes and consumer demand in the European auto catalyst sector improves.

Q3, 2012 was dominated by labour unrest at various PGM mines in South Africa, culminating in illegal strike action at Lonmin’s Marikana operations and the well publicized violence witnessed on August 16, 2012 resulting in numerous fatalities. The Lonmin illegal strike action was eventually settled by way of an agreement to increase wages at a pay rate above the levels agreed between Labour Unions and management in the existing Lonmin wage agreement. This wage settlement was well publicised and media headline reports suggested that Lonmin employees had achieved a wage increase of 22% as a result of their illegal strike action. Following these media reports the South African mining industry has experienced a series of unprotected and illegal strikes, with mine workers demanding higher minimum wages and other benefits.

The response to these demands from the PGM industry has not been uniform and each PGM producer has responded differently to the current situation.

Impala Platinum, the world’s second largest platinum producer which was negatively affected by an illegal strike earlier in 2012, undertook a wage review and has adjusted certain pay grades accordingly.

Anglo Platinum, the world’s largest platinum producer, has dismissed approximately 12,000 employees at its Rustenburg operations and is currently in discussions with its recognised labour Unions in an effort to resolve illegal strike action at its Union Section and Amandelbult operations.

Bokoni Mine has adopted a similar stance to that followed by Anglo Platinum at its Rustenburg operations and has dismissed approximately 1,500 employees who embarked on an illegal strike and failed to return to work after an ultimatum had been issued by Bokoni Mine.

Anglo Platinum, has announced that it is undertaking an asset optimization and review of its existing operations in South Africa, which it anticipates completing by the end of 2012.

The net effect of the illegal strike activity within the South African PGM sector is that:

•	there will be a decrease in the amount of platinum supply from South African producers, thereby reducing a platinum surplus in the market;

•	there will be an increase in the industry average cost of production resulting from wage

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012 increases arising from recent wage settlements to bring an end to illegal strike action; and

•	certain operating shafts and planned projects may be closed or deferred.

The ZAR PGM basket price has improved considerably during Q4, 2012 with the basket price improving by approximately 20% during the peak of the illegal strike activity, but retreating during the latter part of October,  2012 as fears associated with continued weak demand within the European auto sector outweighing supply side concerns out of South Africa.

Quarterly Trends

The PGM complex remained constant between Q3 2012 when compared to Q2 2012. Market trends continued to be volatile for the PGM complex, in part due to continuing fears surrounding the potential solutions to the European debt crisis and its consequent negative impact on economic growth and consumer demand for industrial goods, especially in the auto sector. The negative impact of a declining US dollar price in the PGM complex was, to a limited extent, offset from a South African PGM producer perspective by a weakening ZAR.  The net effect of this was that the ZAR PGM basket price decreased by 3% during Q3 2012. The ZAR PGM price remained in the range between ZAR9,500 – ZAR10,500/ PGM oz as it has for much of the previous three and a half years.

1.4       Discussion of Operations

Q3 2012 Highlights

The Lost Time Injury Frequency Rate (LTIFR) for Q3 2012 (1.05) improved by 37% when compared to Q3 2011 (1.66).

Tonnes delivered to the concentrator for Q3 2012 increased by 8.2% when compared to Q3 2011, and tones milled increased by 7.2% for the comparative period.

Primary development decreased by 9.9% in Q3 2012 as compared to Q3 2011. The operations continue to focus on increasing development in order to increase available mineable facelength and achieve production ramp up targets. In Q3, 2011 a focus area was to clear the backlog in development, as such the difference year-on-year.

Recoveries at the concentrator improved by 1% and 9.8% for the Merensky and UG2 concentrate,  respectively, between Q3 2012 and Q3 2011. 4E ounces produced increased by 16% in Q3 2012 when compared to Q3 2011. The key production parameters for Bokoni Mine for Q3 2012 and for Fiscal 2011 are depicted in the table below.

Bokoni Production Statistics:

		Q3 2012	Q3 2011	% Change	2011	2010	% Change
4E oz produced	Oz	38,819	33,499	16	113,625	116,164	(2)
Tonnes milled	T	324,727	302,923	7	1,047,401	1,044,084	-
Recovered grade	g/t milled,4E	4.12	3.99	3	3.86	4.12	(6)
UG2 mined to total output	%	36.82	31.67	16	32.6	32.2	1
Development meters	M	2,342	2,600	(10)	10,549	10,292	3
ZAR/t operating cost/tonne milled	ZAR/t	1,145	1,086	5	1,194	989	(21)
ZAR/4E operating cost/4E oz	ZAR/4E oz	9577	9,820	(2)	11,009	8,888	(24)
Total permanent labor (mine operations)	Number	3,587	3,530	2	3,498	3,426	2
Total contractors (mine operations)	Number	1,880	1,536	22	1,826	1,690	8

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

Revenue

The mine concentrator milled 324,727 tonnes in Q3 2012, which is 7% higher than the 302,923 tonnes milled in Q3 2011.  As a result of the increased tonnes milled, the mine produced more 4E ounces than in Q3 2011.

•
Revenue from the sale of concentrate for Q3 2012 was $43.9 million (ZAR362 million) compared to Q3 2011 of $45.3 million (ZAR328 million). The decrease of $1.4 million (3%) is mainly due to a lower 4E basket price received and offset by an increase in production.

•
The PGM basket price (in US$) for Q3 2012 was 16% lower than the basket price achieved for Q3 2011. The basket price for Q3 2012 was US$1,172/oz (ZAR9,688/oz) compared to US$1,414/oz (ZAR10,102/oz) for Q3 2011.

Cost of Sales

Cost of sales of $54.1 million for Q3 2012 was $0.9 million lower than Q3 2011’s cost of sales of $55 million. The main reasons were as follows:

•	Labor costs for Q3 2012 increased by 10% ($2.1 million) compared to Q3 2011. The increase is mainly as a result as:

-	Increase in January 2012 of 8% in annual salaries for Monthly and Total Package employees;

-	Increase in July 2012 of 9% for Union Members and Officers (“UMO”) and Monthly-Daily Paid (“MDP”) employees (both basic salary as well as allowances);

-	Impact of the salary increases on the leave pay provision adjusted in January and July of each year;

-	An increase in bonus payments;

-	1% increase in enrolled labour as well as a change in staff mix; and

-	The provision for retention bonuses.

•
Contractor costs for Q3 2012 decreased by $0.9 million (-17.6%) compared to Q3 2011.  The decrease was mainly due to development work at Brakfontein that now falls within the capital footprint and lower maintenance cost on the load haul dump (“LHD”) fleet, partially offset by additional contractor cost at the Vertical shaft for re- and sub-development and production driven contractor cost increases at the UM2 shaft.

•
Store costs for Q3 2012 increased by $0.2 million (2%) compared to Q3 2011.  The increase was driven by increased tonnes delivered (8%) and increased square meters (10%).  The stores costs associated with development are more expensive than stoping costs.  Equipping costs increased to improve the flexibility at the various shafts and engineering costs increased, mainly due to increased maintenance to the trackless machines at Middelpunt and Brakfontein. This was offset by better cost controls implemented.

•
Utility costs for Q3 2012 increased by $1.0 million (30%) compared to Q3 2011.  The  annual increase from Eskom (South African national power supplier) accounted for majority of this increase, while the balance was due to the kilowatt hours utilized by Bokoni Mine.

•	Sundry costs for Q3 2012 decreased by $0.1 million (1.5%) compared to Q3 2011.

•	Changes in inventory for Q3 2012 decreased by $0.8 million compared to Q3 2011.

•	Depreciation for Q3 2012 decreased by $0.1 million compared to Q3 2011.

•	The above cost variances were impacted by a weakening of 16% in the average ZAR to $ exchange rate.

On a cost per tonne basis, production cost for Q3 2012 was US$136 (ZAR1,145) per tonne as compared to US$141 (ZAR1,086) per tonne for Q3 2011, a US$ decrease of 3% (decrease of 15.7% in ZAR, which is the functional currency of the Bokoni Mine).  The increase is a result of the reasons discussed above.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

Exchange rate

For presentation purposes, currencies of the South African subsidiaries are converted from ZAR to $.  The average ZAR to $ exchange rate for Q3 2012 was ZAR8.30=$1, a weakening of 14% compared to the average exchange rate for Q3 2011 of ZAR7.29=$1.

Finance expenses

Finance expenses for Q3 2012 was $23.9 million compared to $22.0 million in Q3 2011. The increase in the OCSF (as defined below) draw downs and compounded interest on the funding loan facilities contributed to the increased interest expense.  The proceeds from the OCSF draw downs are used to fund operational costs and capital requirements.

Refer to Section 1.11 under subheading “Fair Value of Consolidated 2009 Senior Debt Facility” for details on the evaluation of the 2009 Senior Debt Facilities after completion of the First Phase.

Pursuant to in the Phase One Agreement the parties also agreed to; for the period commencing on 1 May 2012 to 27 September 2012, the aggregate accrued interest in relation to the 2009 Senior Debt Facilities and OCSF shall be capitalised to the amounts outstandings on 27 September 2012, based on the new interest method set out below.

Additional amendments included in the Phase One Agreement:

Total Facility Outstandings	2012	2013	2014	2015	2016	2017	2018
Up to ZAR1,000,000,000	zero interest	zero interest	zero interest	JIBAR minus 5.14%	JIBAR minus 3.11%	JIBAR minus 0.96%	JIBAR plus 1.30%
From (and including) ZAR1,000,000,000 up to ZAR2,000,000,000	JIBAR minus 0.73%	JIBAR minus 1.25%	JIBAR plus 3.02%	JIBAR plus 2.36%	JIBAR plus 4.39%	JIBAR plus 6.54%	JIBAR plus 6.30%
From (and including) ZAR2,000,000,000	JIBAR plus 9.27%	JIBAR plus 8.75%	JIBAR plus 8.02%	JIBAR plus 7.36%	JIBAR plus 11.89%	JIBAR plus 11.54%	JIBAR plus 11.30%

The interest rate payable on the debt owing by Atlatsa to Anglo Platinum will be reduced to an annual effective rate of 6.23% (linked to the 3-month current JIBAR) from the current annual effective rate of 12.31%.

This will simplify Atlatsa’s balance sheet structure and will materially reduce its effective cost of borrowing, going forward.

Refer to Section 1.2 under subheading “Restructure Plan” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 which include, amongst others, state that the parties entering into an interest standstill agreement with respect to existing debt owing to Anglo Platinum effective July 1, 2011 through to April 30, 2012.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

Safety

There were no fatal accidents during Q3 2012.  Atlatsa’s LTIFR improved to 1.05 in Q3 2012 from 1.66 in Q3 2011.  Management remains committed to safety at the operations. Active engagement with the South African Department of Mineral Resources on safety matters continues.

Capital

Total capital expenditure for Q3 2012 was $13.9 million (as opposed to $5.9 million for Q3 2011), comprising 34% sustaining capital and 66% project expansion capital (as opposed to 50% sustaining capital and 50% project expansion capital for Q3 2011).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act (the “Act”), imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + [(EBIT (earnings before interest and tax) x 9)/gross sales]. The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni.

The payments in respect of the royalty are due in three intervals:

•	six months into the financial year (June 30) – calculation based on actual and estimated figures, and a first provisional payment based on this;

•	twelve months into the financial year (December 31) – calculation based on actual and estimated figures, and a second provisional payment based on this; and

•	six months after the financial year (June 30) – true up calculation done, and a final payment.

The Q3 2012 calculated royalty tax percentage for Bokoni was the minimum percentage of 0.5% (Q3 2011 0.5%), and the resulting royalty expense for Q3 2012 amounted to $0.2 million ($0.2 million for Q3 2011).

Power Tariff Increases

The National Energy Regulator of South Africa released its decision on Eskom’s tariff increase applications during 2010. The effect of this decision is that power tariff increases in South Africa will be increased as follows:

2012/2013           :          25.9%

The net effect of this decision is that current power input costs at mining operations in South Africa will ultimately increase by approximately 100% over the three year period from costs as of April 1, 2010. Bokoni operations are currently mining at relatively shallow depths with no major refrigeration requirements needed for the next 30 years of mining. Power costs currently comprise between 5% (summer tariffs) and 8% (winter tariffs) of total operating costs at the mine operations. Accordingly, the recently announced power rate increases will increase operating costs by between 5% and 8% over a three year period from April 1, 2010. Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

Eskom recently made an application for power rate increases, but these proposed increases are under review by the National Energy regulator.

1.5       Liquidity

At September 30, 2012, Atlatsa had positive working capital, excluding restricted cash and assets classified as held for sale, of $23.6 million compared to $27.9 million as at September 30, 2011.

On April 28, 2011, RPM acquired the amounts outstanding under the 2009 Senior Debt Facility ($92.3 million) with the Senior Lenders. RPM also provided funding of $3.7 million to the Company to unwind the interest rate hedge.  The terms of the ceded debt to RPM are similar to that of the 2009 Senior Debt Facility except for certain provisions.  The revised terms of the loan was a reduction in the interest rate from a 3-month Johannesburg Interbank Agreed Rate (“JIBAR”) plus applicable margin (4.5%) and mandatory costs (11.375% at December 31, 2010) to 3-month JIBAR plus 4% (9.600% at September 27, 2012).

The 2009 Senior Debt Facility has been increased from $93.5 million (ZAR750 million) to $395 million (ZAR3,330 billion).  Refer to Section 1.2 under subheading “Restructure Plan” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 which include, amongst others, the refinancing of the Bokoni Group via consolidation of the OCSF and the 2009 Senior Debt Facility. This was completed as part of the Phase One Agreement.

Refer to Section 1.4 under subheading “Finance Restructure Plan” for the interest rates applicable to the consolidated 2009 Senior Debt Facility.

The commencement of re-payments has been deferred by one year from January 31, 2013 to January 31, 2014.  RPM has waived the loan covenants of the 2009 Senior Debt Facility as of June 30, 2012 until August 31, 2013.

Under the OCSF, if funds are requested by Bokoni (and authorised by Bokoni Holdco), RPM shall advance such funds directly to Bokoni. At 30 September 2012 $12.8 million (ZAR107.6 million) of the original available $130.5 million (ZAR 1,100 million) has been advanced by RPM. This $12.8 million was consolidated into the overall 2009 Senior Debt Facility as part of the First Phase of the proposed transaction.

Atlatsa has the following long-term contractual obligations as at September 30, 2012:

	Payments due by period ($ million)
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Capital commitments	21.6	21.6	-	-	-
Long-term debt (1)	623.1	202.3	5.0	158	257.8
Operating lease commitments (2)	0.1	0.1	-	-	-
Purchase obligations (3)	9.0	0.8	6.2	2	-
Total	653.8	224.8	11.2	160	257.8

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

(1)
The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR8.4317

(2)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.

(3)
The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

At September 30, 2012, Atlatsa had a positive total equity position of $266.1 million compared to a positive total equity position of $7.0 million as at September 30, 2011 (December 31, 2011: negative total equity position of $28.1 million).

Atlatsa expects that the cash flows from the mining operations and the financing secured through the extended 2009 Senior Debt Facility , combined with cash on hand, will be sufficient to meet the immediate ongoing operational and capital cash requirements of the Bokoni Group.

Atlatsa’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at the Bokoni Mine as there are no significant obligation to repay interest and capital on long-term debt during the next 12 months.

See Section 1.13 – Financial Instruments and Risk Management for a discussion of Atlatsa’s debt instruments and associated financial risks.

1.6       Capital Resources

Atlatsa’s sources of capital are primarily debt.

Atlatsa’s access to capital sources is dependent upon general commodity and financial market conditions. Atlatsa has secured long-term funding to meet its operating and capital obligations through to the end of August 2013.  (See Section 1.13 – Financial Instruments and Risk Management – Debt Arrangements).   Atlatsa’s cash balance as at September 30, 2012 was $14.6 million.

In addition to its cash resources, Atlatsa has access to various committed debt facilities from Anglo Platinum. All of Atlatsa’s debt facilities have been negotiated such that it is not obliged to commence with mandatory repayments of any loan capital amounts drawn and/or any refinancing of these loans during the holiday period through January 31, 2014, while it has management control at the Bokoni Mine. As discussed in Sections 1.2 and 1.5, Atlatsa has agreed with Anglo Platinum on the proposed terms of a refinancing and restructuring transaction to be implemented in the short-term; the First Phase has already taken place as documented above.

Capital commitments of $21.6 million as at September 30, 2012 comprises primarily of capital expenditure commitments for property, plant and equipment related to development at Bokoni Mine.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

A summary of Atlatsa’s debt facilities as at September 30, 2012, is as follows:

	Balance at September 30, 2012	Total available facility	Un-utilized portion of facility
	$ million
RPM consolidated facility (1)(2)(3)	398	528.5	117.7
RPM interest free loan (3)	3.4	3.4	-
Other	2	2	-
Total	403.4	533.9	117.7
(1)
On September 28, 2012, the OCSF to the amount of $110 million (ZAR928.1 million) and the “A” Preference Shares, worth $204 million (ZAR1,722.6 million) were repaid  in full.  The refinancing was made through an increase in the Senior Loan Facility of $314 million (ZAR2,651 million).

(2)	Anglo Platinum has waived the loan covenants of the debt until August 31, 2013.
(3)
Also refer to section 1.2 for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 on the proposed transaction to refinance and restructure Atlatsa and the Bokoni Group.

Refer to Section 1.2 under subheading “Restructure Plan” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 which include, amongst others, the proposed consolidation on loans as discussed below; at September 28, 2012 $12.8 million (ZAR 107.6 million) of the original available $130.5 million (ZAR 1,100 million) has been advanced by RPM. This $12.8 million was consolidated into the overall 2009 Senior Debt Facility as part of the First Phase of the proposed transaction.

Refer to Section 1.11 under subheading “Fair Value of Consolidated 2009 Senior Debt Facility” for details on the evaluation of the 2009 Senior Debt Facilities after completion of the First Phase.

RPM has waived the loan covenants of the 2009 Senior Debt Facility as of September 30, 2012 and until August 31, 2013.

See a discussion of these debt facilities in Section 1.13 under the subheading “Debt Arrangements”.  Also refer to Section 1.5 for a discussion of RPM acquiring the outstanding amounts of the 2009 Senior Debt Facility and Section 1.2 under subheading “Restructure Plan” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 on the proposed transaction to refinance and restructure Atlatsa and the Bokoni Group. This was completed as part of the Phase One Agreement via consolidation of the OCSF and the 2009 Senior Debt Facility.

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2018, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the DMR, the South African Reserve Bank and Anglo Platinum.  Under current circumstances, there is minimal availability for the Company to issue additional equity.

The Company currently does not use any financial instruments for hedging or similar purposes.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

1.7       Off-Balance Sheet Arrangements

Atlatsa has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

1.8       Transactions with Related Parties

Atlatsa concluded a number of agreements with respect to services at the Bokoni Mine with RPM, a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco, on March 28, 2008. These agreements were amended on May 13, 2009 and include the Concentrate Agreement whereby Bokoni sells the concentrate produced at the mine to RPM at market related prices, which are calculated using actual market prices and then applying a treatment to account for grade and chrome content.

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services.

Refer to Section 1.2 under subheading “Restructure Plan” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012, which include, amongst others, the related party transactions that were completed in September, 2012 as part as the First Phase of the proposed transaction as well as further  proposed changes to certain related party transactions.

Transactions with RPM during nine months ended September 30, 2012, as compared to Fiscal 2011 are summarized below:

	September 30, 2012	2011

Concentrate sales	$116.7 million	$144.4 million
Cost of sales*	$41.9 million	$40.9 million
Administration expenses	$4.2 million	$1.3 million
Finance expense	$23.9 million	$85.0 million
(before interest capitalised)

* - included in cost of sales are the following:

Metal accounting services	$0.5 million	$0.4 million
Supply chain services	$34.8 million	$29.3 million
Treatment of Anglo ore	($-) million	($0.4) million
Other	$2.9 million	$11.6 million
	$38.1 million	$40.9 million

The following balances were outstanding to/from RPM at September 30, 2012, as compared to December 31, 2011:

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

	September 30, 2012	2011

Loans and Borrowings	$400. million	$742.8 million
Trade and other payables	$7.0 million	$5.4 million
Trade and other receivables	$30.0 million	$24.2 million

Refer to Section 1.5 “Liquidity”, Section 1.6 “Capital Resources” and Section 1.3 under subheading “Debt Arrangements” for additional discussion of financing and debt arrangements with RPM.

1.9       Summary of Quarterly Results

$ Million *	Sept 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010
Revenue	43.9	38.7	34.1	32.5	45.3	35.9	30.7	43.2
Cost of sales	(54.1)	(52.4)	(53.4)	(51.1)	(55.0)	(56.2)	(47.6)	(52.1)
Gross loss	(10.2)	(13.7)	(19.3)	(18.7)	(9.7)	(20.3)	(16.9)	(8.9)

Profit / (Loss) for the period	(44.8)	(40.4)	(41.3)	(35.6)	(30.1)	(46.1)	(36.1)	(32.4)

Basic and diluted loss per share ($)	0.15	(0.05)	(0.05)	(0.04)	(0.04)	(0.07)	(0.04)	(0.04)
Weighted number of common shares outstanding (million) 1	425	425	425	425	425	425	425	425

* Data for all presented periods was prepared in accordance with IFRS.

1 On a fully diluted basis, post-conversion of the “B” preference shares.

Discussion of Last Eight Quarterly Results

Prior to July 1, 2009, Atlatsa was regarded primarily as an exploration company. Therefore, Atlatsa did not have any significant operating assets.

On July 1, 2009, Atlatsa acquired 51% of the Bokoni Mine and also took management control. This was the first operating asset acquired by Atlatsa that generated revenue. There was therefore a significant increase in the asset base of Atlatsa as revenue generating assets were effectively acquired.

Atlatsa had the following initiatives identified for Bokoni Mine to be achieved in the first 18 months, to establish the foundation for its future growth profile:

•
Restructure the labor force to have 60% of labor in direct ore mining and 40% in support services. This was achieved at the end of the first quarter of the year ended December 31, 2010 (“Fiscal 2010”).

•	To commence generating profits on an operational level. This has not yet been achieved.

Atlatsa is continuing its efforts to grow production (Phase 1 expansion program at the Bokoni Mine) in order to achieve Atlatsa’s long-term goal of achieving a monthly production of 160,000 tonnes per month by 2016.

All of the above factors contributed to the increase in revenue from $0 in quarters prior to July 1, 2009 to $34.8 million for the last quarter of the 2009 financial year and ultimately to revenue of $43.9 million for Q3 2012. Fluctuation in revenue between the quarters is mainly as a result of fluctuation in production, and also as a result of varying PGM basket prices and exchange rates:

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

•
Production has varied from period to period predominately as a result of production efficiencies, potholing and safety stoppages. Revenue is also impacted by concentrate grade and chrome penalties respectively. Production levels reached a high of 38,819 4E ounces during Q3 2012 and a low of 22,500 4E ounces during Q2 2011. This 72.5% variance indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above.

•
PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,457 for Q2 2011 to a low of US$1,172 for Q3 2012. This 20% variance indicates the volatility of the PGM basket price to fluctuations.

•
Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during the second quarter of Fiscal 2011 at an exchange rate of ZAR6.80 = US$1 and the weakest during Q3 2012, which was ZAR8.27 = US$1. The 22% variance indicates the volatility of the ZAR against the US$ to exchange rate fluctuations.

The period to period variations in cost of sales are mainly as a result of:

•	Labor cost varying due to changes in labor numbers, annual salary increases, overtime hours and bonus payments.
•	Varying use of contractors depending on management’s production and development planning requirements.
•	Fluctuations in store costs based predominately on tonnes milled.
•	Utility costs varying between winter and summer tariffs, and are also subject to annual tariff increases.
•
Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalized (with specific reference to the capitalization of the Brakfontein Project in the second quarter of Fiscal 2010).

•	Fluctuations in the exchange rate; as the functional currency of Bokoni is in ZAR; all reporting takes place in Canadian$; therefore the cost of sales are also impacted by the weakening of the ZAR.

The increased finance cost, as a result of the drawdowns on the OCSF facility and the continuing compounding of the interest on the loans and borrowings has contributed to the increase in the quarterly loss during the previous eight quarters.

1.10       Proposed Transactions

Refer to Section 1.2 under subheading “Restructure Plan” for details of the joint announcement by Atlatsa and Anglo Platinum released February 2, 2012 regarding a proposed transaction to refinance and restructure Atlatsa and the Bokoni Group and to the completion of certain transactions that were effected pursuant to the Phase One  Agreement that took place on September 28, 2012.

1.11       Critical Accounting Estimates

Atlatsa’s accounting policies are presented in note 4 of the audited financial statements for Fiscal 2011, which have been publicly filed on SEDAR at www.sedar.com.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the notes to the financial statements for Fiscal 2011 where applicable.

These estimates include:

Taxation

Atlatsa applies significant judgment in determining provisions for income taxes and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes. These temporary differences result in tax liabilities being recognized and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

Atlatsa provides deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of Atlatsa’s net deferred tax assets assumes that Atlatsa will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Impairment of Mining Assets

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Key assumptions for the calculations of the mining assets' recoverable amounts are the forward platinum group metal prices and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward platinum group metals prices. The life-of-mine plans are based on proven and probable reserves and have been approved by Atlatsa.

As part of Atlatsa’s half year review,  Atlatsa calculated the recoverable amounts based on updated life-of-mine plans using a discount rate that is based on the post-tax weighted average cost of capital (“WACC”) of 16.03%. The WACC is based on the risk free rate as at June 30, 2012, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole), an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

Refer to note 7 of the audited financial statements for Fiscal 2011 for details of key assumptions used in the Fiscal 2011 impairment testing, as this note was not included in the Q2 (half year) financial statements.

Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for Fiscal 2011, nor at June 30, 2012.  Management used consensus price and rate assumptions based on the forward views of several analysts as at December 31, 2011 and updated this at June 30, 2012. Cash generating units are based on individual subsidiaries of Atlatsa.

Should management's estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;
•	the grade of the ore reserves may vary significantly from time to time;
•	review of strategy;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at the mine; and
•	changes in capital, operating, mining, processing and reclamation cost assumptions.

Exposure and liabilities with regards to rehabilitation costs

Estimated environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on Atlatsa’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 5.2% over a period of 20 years in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 8.4% based on the future long-term view on government bonds.

Fair value of share based payments

The fair values of options granted and share appreciation rights are determined using Black-Scholes and binomial valuation models. The significant inputs into the models are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 34 of the audited financial statements for Fiscal 2011 for details on the share option and share appreciation schemes and assumptions used.

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at September 30, 2012 amounted to $0.9 million.

Assessment of contingencies

Contingencies will only realize when one or more future events occur or fail to occur. The exercise of significant judgment and estimates of the outcome of future events are required during the assessment of the impact of such contingencies.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

Mineral resources and reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from Atlatsa’s properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the mineral reserves changes from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect Atlatsa’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged to profit or loss may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Fair value of consolidated 2009 Senior Debt Facility

Atlatsa has applied judgment when determining the fair value of its consolidated 2009 Senior Debt Facility and the resulting fair value gains which were recognised net of deferred tax in profit and loss.

On a consolidated basis, the fair value gain at Bokoni Holdco was recognised as a shareholders contribution and accordingly reflected as part of non-controlling interest.

1.12       Changes in accounting policies

The accounting policies applied by Atlatsa in the condensed consolidated interim financial statements for Q3 2012 are the same as those applied by Atlatsa in the consolidated financial statements as at and for Fiscal 2011 (available on SEDAR and EDGAR), except for the following standards and interpretations adopted in the current financial year:

•
Amendments to IAS 12, Deferred Tax: Recovery of underlying assets, which removes some subjectivity in determining on which basis an entity measures the deferred tax relating to an asset.  The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset.

There was no significant impact on the consolidated interim financial statements as a result of adopting these standards and interpretations.

New standards not yet adopted

The following standards and interpretations are issued but not yet effective and applicable to Atlatsa:

•	IAS 19, Employee benefits: Defined benefit plans (effective 1 January 2013)

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

•	IAS 27, Separate Financial Statements (effective 1 January 2013)

•	IAS 28, Investment in Associates and Joint ventures (effective 1 January 2013)

•	IFRS 9, Financial Instruments (effective 1 January 2015)

•	IFRS 9, Additions to IFRS 9 Financial instruments (effective 1 January 2015)

•	IFRS 10, Consolidated Financial Statements (effective 1 January 2013)

•	IFRS 11, Joint Arrangements (effective 1 January 2013)

•	IFRS 12, Disclosure of Interests in Other Entities (effective 1 January 2013)

•	IFRS 13, Fair Value Measurement (effective 1 January 2013)

•	IFRIC 20, Stripping costs in the Production Phase of a Surface Mine (effective 1 January 2013)

1.13       Financial Instruments and Risk Management

Financial instruments

Atlatsa’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables. Atlatsa’s financial instruments consist primarily of the following financial liabilities: loans and borrowings, trade and other payables and certain derivative instruments. Financial instruments are initially measured at fair value when Atlatsa becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Financial assets

Atlatsa’s financial assets consist primarily of cash and cash equivalents and trade and other receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when Atlatsa provides money, goods or services directly to a debtor with no intention of trading the receivable. Loans and receivables are subsequently measured at amortized cost using the effective interest rate method. They are included in current assets, except for those with maturities greater than 12 months after the reporting date, which are classified as non-current assets. Loans and receivables include trade and other receivables (excluding VAT and prepayments) and restricted cash.

Cash and cash equivalents are defined as cash on hand, deposits held at call with banks and short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents exclude restricted cash (discussed below).

Restricted cash consists of cash held through investments in the Employee Share Option Plan Trust.

Non-current cash deposits are restricted and consists cash held through investments in the Platinum Producers’ Environmental Trust.

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of receivables is established when there is objective evidence that Atlatsa will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012 delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the recognition of a provision for impairment (allowance account) and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited in the income statement.

Non-derivative financial liabilities

Loans and borrowings are initially recognized at fair value net of transaction costs incurred and subsequently measured at amortized cost, comprising original debt less principal payments and amortization, using the effective yield method. Loans and borrowings are classified as current liabilities unless Atlatsa has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Atlatsa held derivative financial instruments to hedge its interest rate risk exposures up to April 28, 2011, where after the interest rate hedge has been unwound. Atlatsa currently holds no derivative instruments to hedge its exposure to interest rate risk.

Financial risk management activities

Atlatsa’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk. Atlatsa may use derivative financial instruments to hedge certain risk exposures.

The Board of Directors has overall responsibility for the establishment and oversight of Atlatsa’s risk management framework.

Atlatsa’s risk management policies are established to identify and analyze the risks faced by Atlatsa, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Atlatsa’s activities. Atlatsa, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit Risk

Credit risk is the risk of financial loss to Atlatsa if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Atlatsa’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represents sale of concentrate to RPM in terms of the Concentrate Agreement. The carrying value represents the maximum credit risk exposure. Atlatsa has no collateral against these receivables.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

Liquidity risk

Liquidity risk is the risk that Atlatsa will not be able to meet its financial obligations as they fall due. Atlatsa ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and Atlatsa’s holdings of cash and cash equivalents. This is facilitated via the OCSF. Atlatsa’s cash and cash equivalents are invested in business accounts which are available on demand.

Atlatsa operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank. A portion of Atlatsa’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible Atlatsa may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank.

Interest rate risk

Atlatsa is currently financed primarily by the fixed rate Vendor Finance Facility and variable interest rate funding from RPM.  Refer to Section 1.5 – Liquidity for the discussion on the cession of the 2009 Senior Debt Facility and the unwinding of the interest rate swap.  There are currently no derivative instruments to mitigate any interest rate risk.

A 100 basis point change in the interest rate for Q3 2012 on the RPM loans would have changed the profit for the year by approximately $3.8 million. This analysis assumes that all other variables remain constant.

Foreign currency risk

Atlatsa from time to time enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, Atlatsa is subject to foreign exchange risk from fluctuations in foreign exchange rates. Atlatsa has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Certain loans between subsidiaries of Atlatsa amounting to $50.4 million are exposed to foreign exchange fluctuations. A 10% change in the $/ZAR exchange rate at September 30, 2012 would have resulted in a corresponding increase or decrease of $5.0 million in equity. Atlatsa has no significant external exposure to foreign exchange risk.

Commodity price risk

The value of Atlatsa’s revenue and resource properties depends on the prices of PGM’s and their outlook. Atlatsa currently operates the Bokoni Mine. Atlatsa does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of Atlatsa’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Capital risk management

The primary objective of managing Atlatsa’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of Atlatsa in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that Atlatsa remains in a sound financial position.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

Atlatsa manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity, market or bank debt or borrowings from RPM or hybrids thereof. Atlatsa may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

In addition, Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2018, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the DMR, the South African Reserve Bank and Anglo Platinum.

There were no changes to Atlatsa’s approach to capital management as at September 30, 2012.

Debt Arrangements

The Company financed the Bokoni Transaction at the Plateau level through a combination of the 2009 Senior Debt Facility provided by the Senior Lenders and a vendor finance facility provided by Anglo Platinum, through its wholly owned subsidiary, RPM (the “Vendor Finance Facility”). In addition, the Company secured an agreement with RPM whereby RPM provided Plateau with an OCSF of up to a maximum of $130.4 million (ZAR1,100 million) and access to RPM’s attributable share of the Bokoni Holdco cash flows (“the Standby Loan facility”) which, with the Company’s portion, provided up to a maximum of 80% of all free cash flow generated from Bokoni to meet its repayment obligations in terms of the 2009 Senior Debt Facility.

Subsequent to the initial financing, effective as of April 28, 2011, RPM acquired the outstanding amounts on the 2009 Senior Debt Facility in full from the Senior Lenders (see Section 1.5 – Liquidity and Section 1.2 under the subheading “Restructure Plan”). The consolidation of the OCSF and the 2009 Senior Debt Facility was completed as part of the Phase One Agreement.

1.	2009 Senior Debt Facility

Plateau secured the 2009 Senior Debt Facility with SCB for an amount of up to $93.5 million (ZAR750 million), including capitalized interest up to a maximum of three years or $31.2 million (ZAR250 million). On July 1, 2009, SCB advanced $62.3 million (ZAR500 million) to Plateau, and interest amounting to $17.8 million (ZAR142.8 million) has been rolled up through April 28, 2011.

The 2009 Senior Debt Facility was repayable in 12 semi-annual instalments, with the first payment due on January 31, 2013. Interest was calculated at a variable rate linked to the 3 month JIBAR plus applicable margin and mandatory cost (11.345% at April 28, 2011).

The total amount of the interest payable on the notional amount of the 2009 Senior Debt Facility of $62.3 million (ZAR500 million) drawn down on July 1, 2009 was hedged with effect from July 1, 2009 until July 31, 2012.

The 2009 Senior Debt Facility had a term of 108 months from July 1, 2009. Pursuant to the Bokoni Holdco Shareholders Agreement, if Plateau's cash flows derived from Bokoni Holdco were insufficient to meet its debt repayment obligations under the 2009 Senior Debt Facility, RPM was obligated, pursuant to the Standby Loan facility, to provide Plateau a portion of its entitlement to the Bokoni Holdco cash flows such that Plateau can utilize up to 80% of all free cash flows generated from Bokoni Holdco for this purpose (see “Standby Loan facility” below).

On December 11, 2009, 34% of the 2009 Senior Debt Facility was syndicated to First Rand Bank Limited, acting through its RMB division.

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

As described above, effective as of April 28, 2011, RPM acquired the outstanding amounts from the Senior Lenders in full.  RPM also assumed all of the rights and obligations of the Senior Lenders under the 2009 Senior Debt Facility.  See Section 1.5 – Liquidity for the revised terms of the 2009 Senior Debt Facility.

2.	Vendor Finance Facility

RPM provided the Vendor Finance Facility to Plateau consisting of a cash component of $149.5 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $137.1 million (ZAR1.1 billion).

Cash component

In terms of the cash component of the Vendor Finance Facility, RPM subscribed for cumulative redeemable preference shares in the capital of Plateau (the “Plateau Preferred A Shares”) for an aggregate sum of $149.5 million (ZAR1.2 billion). These shares are cumulative mandatory redeemable shares which attract a fixed annual cumulative dividend of 12% (fixed quarterly cumulative dividend 11.49%). Atlatsa is obligated to redeem the outstanding amount, including undeclared dividends which should have been declared within six years (July 1, 2015) of issue, to the extent that Atlatsa is in the position to redeem the shares. Any Plateau Preferred A Shares not redeemed in six years (at July 1, 2015) automatically roll over and must be finally redeemed nine years after issue (at July 1, 2018).

During the three year period prior to the initial maturity date (between July 1, 2012 and July 1, 2015), Plateau will be required to undertake a mandatory debt refinancing and use 100% of such external funding raised to settle the following amounts owing by Plateau to RPM at such time, in the following order: (i) any outstanding amounts owing to RPM in respect of the standby facility (ii) any outstanding amounts owing to RPM in respect of an OCSF (the “Plateau OCSF”) and (iii) any amount owing to RPM in respect of the Plateau Preferred “A” Shares. Plateau is obliged to undertake the refinancing process but, if the debt is not re-financeable based upon the debt capital markets at that time (between July 1, 2012 and July 1, 2015), then there is no sanction on Plateau and all debt will automatically roll over until it is repayable in full by no later than July 1, 2018.

Refer to Section 1.2 under the subheading Restructure Plan for information with respect to the First Phase of the proposed transaction that took place on September 28, 2012.

Share Settled Financing – The “B” preference shares

In terms of the Share Settled Financing component, Atlatsa Holdings, the majority shareholder of Atlatsa, established a wholly owned subsidiary (the “Pelawan SPV”) and transferred 56,691,303 Atlatsa Common Shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $137.1 million (ZAR1.1 billion). Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible class B preferred shares (the “ “B” preference shares”) in Plateau for $137.1 million (ZAR1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, will immediately be used to subscribe for additional Plateau Ordinary Shares. The “B” preference shares are zero coupon shares and carry no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Atlatsa (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to the Pelawan SPV, Atlatsa will take delivery of all Plateau

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012

Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of Atlatsa Common Shares that have a value equal to the value of such Plateau Ordinary Shares. The total number of Atlatsa Common Shares to be issued on implementation of the Share-Settled Financing arrangement is 227.4 million Atlatsa Common Shares. Once all the “B” preference shares have been converted into Plateau Ordinary Shares and then into Atlatsa Common Shares, the Company will have 425 million Atlatsa Common Shares outstanding (not including any other Atlatsa Common Shares that may hereafter be issued).

The SPV Preferred Shares are convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. Upon such date, RPM will become entitled to a special dividend in cash, which will immediately be used to subscribe for SPV Ordinary Shares. Upon the Pelawan SPV converting the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribing for additional SPV Ordinary Shares as a result of the special dividend, the Pelawan SPV will immediately undertake a share buyback of all SPV Ordinary Shares held by RPM and will settle the buyback consideration by delivering to RPM 115.8 million Atlatsa Common Shares.

As and when RPM issues a conversion notice as described above, the Pelawan SPV will require Plateau to convert “B” preference shares in the capital of Plateau into Plateau Ordinary Shares. Immediately thereafter, Atlatsa will take delivery of such Plateau Ordinary Shares and issue such number of Atlatsa Common Shares to the Pelawan SPV pursuant to the Exchange Agreement as will enable the Pelawan SPV to buy back the SPV Ordinary Shares from RPM and result in Atlatsa Holdings continuing to own a minimum 51% shareholding in Atlatsa. The total number of Atlatsa Common Shares issuable pursuant to the Exchange Agreement that will continue to be held by the Pelawan SPV is 111.6 million Atlatsa Common Shares. Such Atlatsa Common Shares will be subject to a lock-in that will prevent the Pelawan SPV and Atlatsa Holdings from disposing of such shareholding for so long as Atlatsa Holdings is required to maintain a minimum 51% shareholding in Atlatsa (at present the contractual lock up provision for Atlatsa Holdings on all of its Atlatsa Common Shares remains in place up to January 1, 2015).

The final result of the Share-Settled Financing is that: (i) RPM funded a payment of $137.1 million (ZAR1.1 billion) to Plateau whereby RPM will ultimately receive a total of 115.8 million Atlatsa Common Shares; and (ii) Atlatsa Holdings will receive an additional 111.6 million Atlatsa Common Shares.

RPM will be able to trade its 115.8 million Atlatsa Common Shares on an unrestricted basis. RPM is not currently bound by any contractual lock-ins or restrictions in respect of any of the Atlatsa Common Shares which it will hold. It will, however, prior to disposing of any such Atlatsa Common Shares, engage in a consultative process with Atlatsa, and endeavour to dispose of such Atlatsa Common Shares in a reasonable manner. Neither Atlatsa Holdings nor any of shareholders of Atlatsa Holdings have any pre-emptive rights in respect of RPM’s Atlatsa Common Shares.

3.	OCSF

In order for Plateau to meet any required shareholder contributions in respect of operating or capital expenditure cash shortfalls at Bokoni during the initial three year ramp up phase at Bokoni, RPM provided Plateau with the Plateau OCSF which can be drawn up to a maximum of $93.5 million (ZAR750 million) and is subject to certain annual draw down restrictions, in terms of quantum, during the first three years. The Plateau OCSF bears fixed interest at a rate of 15.84%, compounded quarterly in arrears.  The OCSF loan was originally payable in semi-annual instalments starting January 31, 2013 to the extent cash is available after payment of the 2009 Senior Debt Facility and the RPM funding

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012 loan.  Based on the revised terms of the 2009 Senior Debt Facility with RPM, repayment will also be deferred by one year from January 31, 2013 to January 31, 2014.

Refer to Section 1.2 under the subheading Restructure Plan for information with respect to the First Phase of the proposed transaction that took place on September 28, 2012.  The OCSF payable to RPM was repaid in full, pursuant to the First Phase of the proposed transaction.

4.	Standby Loan facility

Anglo Platinum has made available to Plateau a Standby Loan facility of an amount equal to 29% of Bokoni cash flows, which Plateau may use to fund any cash flow shortfalls that may arise in Plateau funding any repayment obligations it may have under the 2009 Senior Debt Facility during its term. The Standby Loan facility will bear interest at the prime rate of interest in South Africa (currently 9%). As at September 30, 2012 no draw down has been made on the Standby Loan facility.  The Standby Loan facility will also be activated to the extent that free cash flow, after capital expenditure, at the Bokoni operations is generated during the anticipated interest roll up period between July 1, 2009 and July 1, 2012.

5.	Security

The 2009 Senior Debt Facility is secured through various security instruments, guarantees and undertakings provided by Atlatsa against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base. The Standby Loan facility, Plateau OCSF and Plateau Preferred “A” Shares rank behind the 2009 Senior Debt Facility for security purposes.

1.14       Other MD&A Requirements

Additional information relating to Atlatsa, including Atlatsa’s Form 20-F is available on SEDAR at www.sedar.com.

1.15       Internal Controls over Financial Reporting Procedures

Atlatsa’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) (as such term is defined in applicable securities regulations). Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Atlatsa’s ICFR as of the end of each fiscal year and report, based on that assessment, whether the company’s ICFR is effective. Atlatsa’s internal control system was designed to provide reasonable assurance to Atlatsa’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Atlatsa.

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Atlatsa are being made only in accordance with authorizations of management and directors of Atlatsa.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Atlatsa’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of ICFR to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore,

Atlatsa Resources Corporation
Management Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2012 even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of Atlatsa’s ICFR as of December 31, 2011 and no material weaknesses were identified. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework”. Based on this assessment, management has determined that, as of December 31, 2011, Atlatsa’s ICFR was effective.

There has been no change in Atlatsa’s ICFR that occurred during the period beginning on January 1, 2012 and ended on September 30, 2012 that has materially affected, or is reasonably likely to materially affect, Atlatsa’s ICFR as at September 30, 2012.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations.
As at December 31, 2011, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of Atlatsa’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2011, Atlatsa’s disclosure controls and procedures were effective.

1.16       Disclosure of Outstanding Share Data

Atlatsa has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 Atlatsa common shares. As at September 30, 2012, 11,916,000 options were outstanding. No options were granted in Q3 2012. Options outstanding and exercisable at September 30, 2012 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)
October 15, 2012	$1.29	3,785,000	3,785,000	0.0
June 25, 2013	$1.29	916,000	916,000	0.5
June 30, 2013	$1.29	1,410,000	1,410,000	0.5
June 25, 2014	$0.96	600,000	600,000	1.5
November 30, 2016	$0.84	4,705,000	3,450,880	4.0
May 1, 2017	$1.68	500,000	333,247	4.3
Total		11,916,000	10,495,127
Weighted average exercise price		$1.11	$1.26

As at October 22, 2012, the issued share capital of Atlatsa was 201,888,473 Atlatsa Common Shares, and 227,400 million “B” preference shares (comprised of 115,800 million B2 convertible preference shares and 111,600 million B3 convertible preference shares outstanding in the capital of Plateau).   The “B” preference shares are convertible into Atlatsa Common Shares on a 1 to 1,000 basis.

Document 3

ATLATSA RESOURCES CORPORATION
Form 52-109F2
Certification of interim filings - full certificate

I, Harold Motuang, Chief Executive Officer of Atlatsa Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of Atlatsa Resources Corporation (the "issuer") for the interim period ended September 30, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

	a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

		i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control — Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on July 1, 2012 and ended on September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: November 14, 2012

/s/ Harold Motaung
Harold Motaung
Chief Executive Officer

Document 4

ATLATSA RESOURCES CORPORATION
Form 52-109F2
Certification of interim filings - full certificate

I, De Wet Schutte, Chief Financial Officer of Atlatsa Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of Atlatsa Resources Corporation (the "issuer") for the interim period ended September 30, 2012.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

	a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

		i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control — Integrated Framework published by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on July 1, 2012 and ended on September 30, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: November 14, 2012

/s/ De Wet Schutte
De Wet Schutte
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date:	November 14, 2012	By:	/s/ De Wet Schutte
Name: De Wet Schutte Title: Chief Financial Officer